                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


COMPANIA FORCA E LUZ CATAGUAZES-LEOPOLDINA
EMPRESA ENERGETICA DE SERGIPE S.A.

---------------------------------------------
(Name of foreign utility company)



CMS Energy Corporation

-------------------------------------------------------------------------
(Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

The name and address of the entities claiming foreign utility company status are Compania Forca e luz Cataguazes-Leopoldina ("Cataguazes") and Empresa Energetica de Sergipe S.A. ("Energipe"). Cataguazes' address is Praca Rui
Barbosa, 80, 36770-000 Cataguases, MG, Brazil.   Energipe's address is Rua
Itabaianinha, 66, CEP 49010-190 Aracaju, Sergipe, Brazil. Cataguazes is a Brazilian company which owns a concession right for electric distribution in Brazil. Cataguazes' concession area is approximately 17,331 square kilometers in the Brazilian states of Miras Gerais and Rio de Janeiro. At September 15,
1997 it had approximately 286,000 customers.   The electrical transmission and
distribution network of Cataguazes is approximately 21,668 kilometers long. Cataguazes owns and operates 28 substations and 20,400 distribution transformers with combined capacity of 465,000 kVA. Energipe is a Brazilian company which owns a concession right for electric distribution in Brazil. Energipe's concession right consists of approximately 17,000 square kilometers
and 348,000 customers in the Brazilian state Sergipe.   The electrical
distribution network of Energipe consists of 5,300 kilometers of lines. CMS Energy Corporation, a Michigan corporation and an exempt public utility holding company, will own an interest in Cataguazes and Energipe through intervening subsidiaries CMS Enterprises Company and CMS Electric and Gas Company, each of which are Michigan corporations. CMS Electric and Gas Company will hold its interest in Cataguazes and Energipe through various Brazilian and U.S. entities including CMS Brazil Energia Ltda and FondElec Essential Services Fund LP. Persons that will own more than five percent of the common stock (voting) of Cataguazes and Energipe are:

CATAGUAZES

Person Name                              Percentage Interest
-----------                              -------------------
Gipar S.A.                                        51%
CMS Brasil Energia Ltda                  approximately 21.6%
FondElec Essential Services Fund LP      approximately  6.5%
Itacatu S.A.                             approximately  9.2%

ENERGIPE

Person Name                              Percentage Interest
-----------                              -------------------
Cataguazes                               approximately 86.4%


ITEM 2

Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy Corporation. Consumers Energy Company will not pay any portion of the purchase price for the ownership interests in Cataguazes and Energipe.


                                   EXHIBIT A

        The certification required under Section 33(a)(2) of the Public Utility Holding Company Act from the Michigan Public Service Commission is attached hereto.

  3

                                   SIGNATURE

        CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                     By:     /s/ Michael D. Van Hemert
                                        -------------------------------------
                                     Name:  Michael D. Van Hemert
                                     Title:  Assistant General Counsel



Date: January 30, 1998
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                       S T A T E   O F   M I C H I G A N

                 BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                                   * * * * *


In the matter of the             )
application of                   )
CMS ENERGY CORPORATION,          )
a Michigan corporation,  )
for certification pursuant       )                Case No. U-11559
to Section 33(a)(2) of the       )
Public Utility Holding           )
Company Act of 1935.             )
                                 )
----------------------------------


        At the November 7, 1997 meeting of the Michigan Public Service Commission in Lansing, Michigan.

                   PRESENT:    Hon. John G. Strand, Chairman
                               Hon. John C. Shea, Commissioner
                               Hon. David A. Svanda, Commissioner


                                     ORDER

        On October 13, 1997, CMS Energy Corporation (CMS) filed an application requesting certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (PUHCA), 15 USC 79z-5b.

        CMS is an international energy corporation. Its principal subsidiary is Consumers Energy Company (Consumers), a combination electric and gas utility located entirely in the state of Michigan.

        CMS states that Companhia Forca e luz Cataguazes-Leopoldina (Cataguazes) has approached CMS regarding participation in a new issuance of capital stock by Cataguazes, which will represent about 36% of the total share capital and approximately 34% of the voting share capital of Cataguazes. CMS, through its indirectly wholly-owned subsidiary CMS Electric and Gas Company (CMS Electric), presently intends, by itself or through affiliates or subsidiaries formed for this purpose, to negotiate with Cataguazes to acquire the offered equity. If successful in bidding, CMS says it intends to share operating control of Cataguazes either through an existing CMS subsidiary or a subsidiary or subsidiaries to be formed for that purpose (the operating subsidiary). CMS states that its capital investment would be provided from cash from operations, supplemented as necessary with the proceeds from an issuance of debt or equity by CMS. CMS estimates that the acquired interest will cost approximately $200 million. CMS believes that the investment risk is manageable given Brazil's policy for privatization after the passage of a constitutional amendment and several laws in 1995.

        Cataguazes has a concession area serving about 17,331 square miles, which includes about 286,000 customers in the Brazilian states of Miras and Rio de Janerio. The electrical transmission and distribution network of Cataguazes consists of 21,668 kilometers of lines. Cataguazes owns and operates 28 substations and 20,400 distribution transformers with a combined capacity of 465,000 kilovot-amperes.

        CMS represents that it is an intrastate holding company exempt from registration as a hold company under Section 3(a)(1) of PUHCA. It further represents that Cataguazes and the operating subsidiary are foreign utility companies that are exempt from regulation under PUHCA if every state commission having jurisdiction over the electric or gas rates of an affiliated public utility company certifies that the state commission has the authority and resources to protect the utility's ratepayers and that the commission intends to exercise that authority. CMS therefore requests that the Commission grant that certification with respect to Consumers.

        CMS States that Cataguazes and the operating subsidiary will remain separate from CMS, CMS Electric and Consumers. CMS asserts that the proposed transaction will not have any effect on Consumers' day-to-day utility services or rates and will not have a material detrimental effect on the financial viability, capital structure, or cost of capital of CMS, CMS Electric, or Consumers. It says that no utility assets of Consumers or of any Consumers subsidiary will be pledged or encumbered for this investment. It commits that CMS and its affiliates will not seek recovery of the direct or indirect costs of the investment from Michigan ratepayers and that the proposed transaction will have no effect on the tax revenues of Michigan political subdivisions in which any structure, facility, or equipment of CMS or its subsidiaries is located. CMS will make available books and records reasonably necessary for the Commission to determine that Michigan ratepayers are not being adversely affected. It acknowledges that a grant of certification is not approval of the transaction or a finding that the transaction is reasonable.

        After a review of the application, the Commission finds that it is appropriate to certify that it has the authority and resources under Michigan law to protect Michigan's utility ratepayers and that it intends to exercise that authority. The Commission also finds that ex parte approval is appropriate. The Commission grants the requested certification while reserving the right to prospectively revoke it, as PUHCA permits, and on condition that CMS, CMS Electric, and Consumers not seek to recover from Michigan ratepayers any direct or indirect costs of the investment in foreign utilities. Furthermore, the granting of the certification is not approval or endorsement of the transaction. Finally, CMS and its affiliates shall provide the Commission at least 30 days' notice to the intent to make additional foreign investment or to increase CMS's investment interest in Cataguazes.

        The Commission FINDS that:

        a. Jurisdiction is pursuant to 1909 PA 106, as amended, MCL 460.551 et seq.; MSA 22.151 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; MSA
22.1 et seq.; 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.; 15 USC
79z-5b; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

        b. With respect to the transaction described in CMS's application, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction and intends to exercise that authority.

        c.   Ex parte approval is appropriate.

        THEREFORE, IT IS ORDERED that the certification requested by CMS Energy Corporation pursuant to 15 USC 79z-5b is granted. With respect to the transaction described in the application, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction and intends to exercise that authority.

        The Commission reserves jurisdiction and may issue further orders as necessary.

        Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

                                             MICHIGAN PUBLIC SERVICE COMMISSION



                                             /s/ John G. Strand
                                             ----------------------------------
                                             Chairman

         (SEAL)
                                             /s/ John C. Shea
                                             ----------------------------------
                                             Commissioner



                                             /s/ David A. Svanda
                                             ----------------------------------
                                             Commissioner

By its action of November 7, 1997.



/s/ Dorothy Wideman
-------------------------
Its Executive Secretary

                       S T A T E   O F   M I C H I G A N

                 BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                                   * * * * *


In the matter of the application         )
of CMS ENERGY CORPORATION, a             )
Michigan corporation, for                )
certification pursuant to                )                Case No. U-11593
Section 33(a)(2) of the                  )
Public Utility Holding                   )
Company Act of 1935.                     )
_________________________________________)


        At the December 12, 1997 meeting of the Michigan Public Service Commission in Lansing, Michigan.

           PRESENT: Hon. John G. Strand, Chairman
                    Hon. John C. Shea, Commissioner
                    Hon. David A. Svanda, Commissioner


                                     ORDER


        On December 4, 1997, CMS Energy Corporation (CMS) filed an application requesting certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (PUHCA), 15 USC 79z-5b. CMS is an international energy corporation. Its principal subsidiary is Consumers Energy Company (Consumers), a combination electric and gas utility located entirely in Michigan.

        In its November 7, 1997 order in Case No. U-11559, the Commission granted the request by CMS for certification pursuant to 15 USC 79z-5b regarding Companhia Forca e Luz Cataguazes-Leopoldina (Cataguazes). The Commission order provided for an investment of up to $200 million by CMS in a new issuance of capital stock of Cataguazes. In its present application, CMS states that it anticipates acquiring the capital stock of Cataguazes on January 3, 1998. CMS further states that on December 3, 1997, Cataguazes made a successful bid for the acquisition of approximately 85.9% of the voting securities of Empresa Energetica de Sergipe S.A. (Energipe), which is being sold by the Brazilian state of Sergipe as part of its privatization process. After that transaction, Energipe will become a subsidiary of Cataguazes. Thus, on or about January 3, 1998, CMS will indirectly acquire an interest in Energipe through its acquisition of the capital stock of Cataguazes. That acquisition will not require any additional capital investment by CMS.

        Energipe has a concession area serving about 17,000 square miles, which includes serving about 348,000 customers in the Brazilian state of Sergipe.
The electrical distribution network of Energipe consists of 5,300 kilometers of lines.

        CMS represents that it is an intrastate holding company exempt from registration as a holding company under Section 3(a)(1) of PUHCA if every state commission having jurisdiction over the electric or gas rates of an affiliated public utility company certifies that the state commission has the authority and resources to protect the utility's ratepayers and that the commission intends to exercise that authority. CMS requests that the Commission grant that certification with respect to Consumers.

        CMS states that Energipe will remain separate from CMS, CMS Electric, and Consumers. CMS asserts that the proposed transaction will not have any effect on Consumers' day-to-day utility services or rates and will not have a material detrimental effect on the financial viability, capital structure, or cost of capital of CMS, CMS Electric, or Consumers. It says that no utility assets of Consumers or assets of any Consumers subsidiary will be pledged or encumbered for this investment. It commits that CMS and its affiliates will not seek recovery of the direct or indirect costs of the investment from Michigan ratepayers and that the proposed transaction will have no effect on the tax revenues of Michigan political subdivisions in which any structure, facility, or equipment of CMS or its subsidiaries is located. CMS will make available books and records reasonably necessary for the Commission to determine that Michigan ratepayers are not being adversely affected. It acknowledges that a grant of certification is not approval of the transaction or a finding that the transaction is reasonable.

        After a review of the application, the Commission finds that it is appropriate to certify that it has the authority and resources under Michigan law to protect Michigan's utility ratepayers and that it intends to exercise that authority. The Commission also finds that ex parte approval is appropriate. The Commission grants the requested certification while reserving the right to prospectively revoke it, as PUHCA permits, and on condition that CMS, CMS Electric, and Consumers not seek to recover from Michigan ratepayers any direct or indirect costs of the investment in foreign utilities. Furthermore, the granting of the certification is not approval or endorsement of the transaction. Finally, CMS and its affiliates shall provide the Commission at least 30 days' notice of the intent to make additional foreign investment or to increase CMS's investment interest in Cataguazes.

        The Commission FINDS that:

        a.          Jurisdiction is pursuant to 1909 PA 106, as amended, MCL
460.551 et seq.; MSA 22.151 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; MSA 22.1 et seq, 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.; 15 USC 79z-5b; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

        b. With respect to the transaction described in CMS's application, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction and intends to exercise that authority.

        c.          Ex parte approval is appropriate.

        THEREFORE, IT IS ORDERED that the certification requested by CMS Energy Corporation pursuant to 15 USC 79z-5b is granted. With respect to the transaction described in the application, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction and intends to exercise that authority.

        The Commission reserves jurisdiction and may issue further orders as necessary.

        Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

                                          MICHIGAN PUBLIC SERVICE COMMISSION



                                          /s/ John G. Strand
                                          -------------------------------------
                                          Chairman

        (SEAL)

                                          /s/ John C. Shea
                                          -------------------------------------
                                          Commissioner



                                          /s/ David A. Svanda
                                          -------------------------------------
                                          Commissioner

By its action of December 12, 1997.



/s/ Dorothy Wideman
-----------------------------
Its Executive Secretary